Exhibit 3

VIA E-MAIL AND FEDERAL EXPRESS

November 29, 2012

Mr. Peter Woodward

Chairman of the Board

Hampshire Group, Ltd.

114 West 41st Street

New York, NY 10036

FOR IMMEDIATE DISTRIBUTION TO THE BOARD OF DIRECTORS

Dear Mr. Woodward:

I am a bit taken aback by the lack of a response to my letter dated November 12th requesting a meeting with the Board to discuss your disappointing financial results.

While I recognize this to be a grey area, in my opinion your radio silence is more a neglect of fiduciary duty than an exercise in business judgment.

As a large owner with a twenty year history of standing up for shareholders, I shall take under consideration what my next initiative should be to put an end to the value destruction in Hampshire Group that I observe.

I am available to discuss this immediately and can be reached directly at 212-760-0134 or at nobus@wynnefieldcapital.com.

Sincerely,

Nelson Obus, Managing Member

Wynnefield Capital Management, LLC

Cc: Board of Directors